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SECURITIES 06050210
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52145

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAMPART SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE INTERNATIONAL PLACE
(No. and Street)

BOSTON	MA	02110-2634
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD EGALKA (617) 342-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LITMAN, GERSON, LLP
(Name – *if individual, state last, first, middle name*)

500 WEST CUMMINGS PARK	WOBURN	MA	01801
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 29 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED SEP 1 2006 WASH. D.C. 160 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD EGALKA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAMPART SECURITIES, INC., as of JUNE 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CEO

Title

Notary Public

JOHN P. WALSH
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

CONTENTS

LITMAN,
GERSON, LLP
A PROFESSIONAL SERVICES FIRM

500 WEST CUMMINGS PARK
WOBURN, MA 01801-6595
TELEPHONE (781) 933-9660
FACSIMILE (781) 935-6213
WWW.LITMANGERSON.COM

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
of Rampart Securities, Inc.:

We have audited the statements of financial condition of Rampart Securities, Inc. as of June 30, 2006 and 2005, and the related statements of income, cash flows and changes in stockholder's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Rampart Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rampart Securities, Inc. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Litman, Gerson, LLP

Woburn, MA
August 17, 2006

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	JUNE 30, 2006		JUNE 30, 2005	
ASSETS				
CURRENT ASSETS				
Cash	$	223,005	$	147,865
Fees receivable		36,036		43,507
Due from related party		-		2,706
Total current assets	$	259,041	$	194,078
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Accrued expenses	$	6,125	$	13,314
Due to related party		23,654		-
Accrued income taxes		11,900		20,900
Deferred income taxes		7,400		5,600
Total current liabilities		49,079		39,814
STOCKHOLDER'S EQUITY				
Common stock, par value $.01 per share; authorized 200,000 shares; issued and outstanding 200 shares		2		2
Additional paid-in capital		124,659		104,245
Retained earnings		85,301		50,017
		209,962		154,264
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	259,041	$	194,078

See accompanying notes to the financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
STATEMENTS OF INCOME

	June 30, 2006	June 30, 2005
FEE INCOME	$ 138,418	$ 176,472
FEE SHARING EXPENSE	-	14,473
NET FEE INCOME	138,418	161,999
GENERAL AND ADMINISTRATIVE EXPENSES:		
Bank service charges	-	32
Conferences	-	525
Insurance	3,670	1,520
Licenses and filing fees	1,903	1,460
Office expense	4,852	2,401
Professional fees	8,010	14,082
Rent expense	17,201	18,209
Salary expense	46,200	45,200
Telephone expense	7,598	1,690
	89,434	85,119
INCOME BEFORE PROVISION FOR INCOME TAXES	48,984	76,880
INCOME TAX EXPENSE	13,700	21,700
NET INCOME	$ 35,284	$ 55,180

See accompanying notes to financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
STATEMENTS OF CASH FLOWS

	June 30 2006	June 30 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 35,284	$ 55,180
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	1,800	800
Tax benefit of parent company's loss	20,414	9,644
Fees receivable	7,471	(6,460)
Prepaid expenses	-	3,158
Accrued expenses	(7,189)	1,514
Due to/from related party	26,360	(2,706)
Accrued taxes	(9,000)	10,800
Net cash provided by operating activities	75,140	71,930
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend payment	-	(50,000)
Net cash provided (used) by financing activities	-	(50,000)
NET INCREASE IN CASH FOR THE YEAR	75,140	21,930
CASH, BEGINNING OF YEAR	147,865	125,935
CASH, END OF YEAR	$ 223,005	$ 147,865
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year:		
Interest	$ -	$ -
Income taxes	$ 486	$ 456

See accompanying notes to financial statements.

RAMPART SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Stockholder's equity at June 30, 2004	$ 2	$ 94,601	$ 44,837	$ 139,440
Tax benefit of consolidated income	-	9,644	-	9,644
Dividends paid	-	-	(50,000)	(50,000)
Net income	-	-	55,180	55,180
Stockholder's equity at June 30, 2005	2	104,245	50,017	154,264
Tax benefit of consolidated income	-	20,414	-	20,414
Dividends paid	-	-	-	-
Net income	-	-	35,284	35,284
Stockholder's equity at June 30, 2006	$ 2	$ 124,659	$ 85,301	$ 209,962

See accompanying notes to financial statements.

NOTE 1 Summary of Significant Accounting Policies

Description of Business

Rampart Securities, Inc. was formed in Massachusetts on August 5, 1999 for the purpose of operating as a registered securities broker-dealer to provide brokerage and placement agent services and other services in connection with the financial markets. The company was granted membership by NASD on March 20, 2000 and is a registered broker dealer. Fees are earned for marketing services provided as an intermediary referring investors to investment advisors. Compensation arrangements vary and are based on a percentage of the value of the invested portfolio. In addition, for one referral source a fee sharing arrangement was in effect through June 30, 2005 where the fee earned is shared with an investment advisor collaborating on the referral.

Unconsolidated subsidiary

Rampart Securities, Inc. (the company) is a wholly owned subsidiary of Rampart Investment Management Company, Inc. Both companies have a June 30 year end.

The parent company, Rampart Investment Management Company, Inc., operates for the purpose of rendering investment advice and managing the investments of others.

Rampart Securities, Inc. is required to prepare audited financial statements per the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). Rampart Securities, Inc. is being presented on a stand-alone basis. The parent company, Rampart Investment Management Company, Inc., is not required to prepare audited financial statements for NASD.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Rampart Securities, Inc. considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Fees receivable

Management believes that fees receivable are fully collectible and that no allowance for uncollectible accounts is needed.

NOTE 2 Income Taxes

Rampart Securities, Inc. is included in the consolidated cash basis tax return of its parent, Rampart Investment Management Co., Inc. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statement for a subsidiary as if it filed a separate return. The difference between taxes calculated using this method and those actually due per the return is classified as additional paid-in capital. However, the Company will be liable for the minimum state tax of $456. Temporary differences arise from the cash basis method of accounting and the tax treatment of organization expense. These deferred tax differences are recorded as indicated below:

Tax expense is as follows:

	June 30, 2006	June 30, 2005
Federal	$ 6,600	$13,500
State	5,300	7,400
Deferred federal	1,100	500
Deferred state	700	300
Total	$ 13,700	$ 21,700

NOTE 3 Related Party Transactions

Under an expense agreement dated April 30, 2003 administrative expenses including facilities, supplies, and shared employee costs of Rampart Securities, Inc. are paid through its parent company, Rampart Investment Management Company, Inc. Rampart Securities, Inc. agrees to reimburse its parent company for its share of these expenses at the rate of 10% of the applicable costs. If Rampart Securities Inc.'s income is insufficient to meet the required payments, the expenses will be accrued and repaid once funds are available. In addition, Rampart Management, Inc. occasionally pays expenses of Rampart Securities, Inc. for which reimbursement is expected. Reimbursable expenses totaled $78,429 and $69,019 for the years ended June 30, 2006 and 2005, respectively. At June 30, 2006 the amount owed to the parent for expense reimbursements was $23,654. The amount owed from the parent at June 30, 2005 due to an overpayment of these expenses was $2,706.

The parent is available to contribute additional paid in capital to fund on-going operations as needed. No funds were needed in 2006 or 2005. During 2005 dividends of $50,000 were paid to the parent company.

NOTE 4 Concentration of Credit Risk

The Company maintains their cash account at one financial institution. The balance at year-end and at times may exceed the $100,000 federally insured limit. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk. At June 30, 2006 and 2005 the amounts in excess of the insured limits were $123,004 and $53,334, respectively.

For the years ended June 30, 2006 and 2005 revenue is received from three referral sources.

NOTE 5 Securities and Exchange Commission, Rule 15c3-3 Exemption

Rampart Securities, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it does not hold customer funds or safekeep customer securities. The conditions of this exemption were complied with for the year ended June 30, 2006 and June 30, 2005.

NOTE 6 Net Minimum Capital Requirement

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Rampart Securities Inc. is required to maintain a net minimum capital balance. The net minimum capital balance must exceed the greater of 6 2/3% of aggregate indebtedness (total liabilities) or $5,000. At June 30, 2006 and 2005 net capital as defined by SEC Rule 15c3-1 was $173,926 and $108,051, respectively.

LITMAN,
GERSON, LLP
A PROFESSIONAL SERVICES FIRM

500 WEST CUMMINGS PARK
WOBURN, MA 01801-6595
TELEPHONE (781) 933-9660
FACSIMILE (781) 935-6213
WWW.LITMANGERSON.COM

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholder
of Rampart Securities, Inc.

We have audited the accompanying financial statements of Rampart Securities, Inc. as of and for the years ended June 30, 2006 and 2005 and have issued our report thereon dated August 17, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of excess net capital and the reconciliation of net capital with the Company's computation are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary schedules required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Litman, Gerson, LLP

Woburn, MA
August 17, 2006

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
EXCESS NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Rampart Securities, Inc. had the following Excess Net Capital at June 30, 2006 and 2005.

	June 30			
		2006		2005
Total assets		$ 259,041		$ 194,078
Less: nonallowable fees receivable and prepaid expenses		36,036		46,213
Allowable assets		223,005		147,865
Less: Total liabilities		49,079		39,814
Net worth qualified for Net Capital		173,926		108,051
Plus: Subordinated indebtedness		-		-
Adjusted net worth		173,926		108,051
Net capital before haircuts		173,926		108,051
Less: Haircuts		-		-
Net capital		173,926		108,051
Net capital requirements:				
6 2/3% of aggregate indebtedness	3,272		2,654	
Minimum requirement	5,000		5,000	
Greater of the above		5,000		5,000
Excess net capital		$ 168,926		$ 103,051

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
RECONCILIATION OF PRELIMINARY UNAUDITED NET CAPITAL TO FINAL AUDITED NET CAPITAL

Pursuant to the rules of Securities and Exchange Commission, the following schedule reconciles the preliminary unaudited and final audited computations of net capital pursuant to Rule 15c3-1 at June 30, 2006 and 2005:

		June 30 2006		June 30 2005
Ownership equity - original (unaudited)	$	217,852	$	155,278
Auditor's adjusting journal entries				
Audit adjustment to adjust fee income		(7,080)		16,609
Audit adjustment to record fee sharing expense		-		(7,189)
Audit adjustment to adjust accrued expenses		-		(1,540)
Audit adjustment to adjust expense reimbursement		-		2,706
Audit adjustment to record professional fees expense		(8,010)		-
Audit adjustment to accrue current and deferred income taxes and filing fees		(13,214)		(21,244)
Audit adjustment to record tax benefit of consolidated income		20,414		9,644
Ownership equity - audited		209,962		154,264
Deductions and/or charges				
Total nonallowable assets from Statement of Financial Condition- original (unaudited)		43,116		26,898
Audit adjustment to fees receivable and expense reimbursement receivable		(7,080)		19,315
Total nonallowable assets from Statement of Financial Condition- audited		36,036		46,213
Net capital - audited	$	173,926	$	108,051

LITMAN,
GERSON, LLP
A PROFESSIONAL SERVICES FIRM

500 WEST CUMMINGS PARK
WOBURN, MA 01801-6595
TELEPHONE (781) 933-9660
FACSIMILE (781) 935-6213
WWW.LITMANGERSON.COM

AUDITOR'S REPORT ON COMPLIANCE AND INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Rampart Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of Rampart Securities, Inc. (a wholly owned subsidiary of Rampart Investment Management Company, Inc.) for the years ended June 30, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Rampart Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Rampart Securities, Inc. in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Rampart Securities, Inc. is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Rampart Securities, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securites, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our

study, we believe that Rampart Securities, Inc.'s practices and procedures were adequate at June 30, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder and management of Rampart Securities, Inc. and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Litman, Gerson, LLP

Woburn, MA
August 17, 2006